                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13G/A



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                            PMA Capital Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                 Class A Common Stock, $5 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   693419202
                        ------------------------------
                                (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G

CUSIP No. 693419202                                    PAGE  2  OF  6  Pages
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      NAME OF REPORTING PERSON
 1    S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Edward H. Owlett
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2
      (a) [_]
      (b) [_]
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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

              Citizen of the United States of America
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                          SOLE VOTING POWER
                     5
     NUMBER OF
                          861,400 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             85,500 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          861,400 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          85,500 shares
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
        946,900 shares
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
        9.0%

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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
        IN

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                                 SCHEDULE 13G

CUSIP No. 693419202                                     PAGE  3  OF  6  Pages
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Item 1(a) Name of Issuer:

            PMA Capital Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

            1735 Market Street, Philadelphia, Pennsylvania
            19103-7590

Item 2(a) Name of Person Filing:

            Edward H. Owlett

Item 2(b) Address of Principal Business Office or, If None, Residence:

            One Charles Street, Wellsboro, PA 16901

Item 2(c) Citizenship:

            Citizen of the United States of America

Item 2(d) Title of Class of Securities:

            Class A Common Stock, $5 par value per share

Item 2(e) CUSIP Number:

            693419202
            ---------

Item 3. If this Statement is filed pursuant to 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not applicable.

                                 SCHEDULE 13G

CUSIP No. 693419202                                     PAGE  4  OF  6  Pages
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Item 4. Ownership.

        (a) Amount Beneficially Owned:
            946,900 shares (1)

        (b) Percent of Class:
            9.0% (1)

        (c) Number of Shares as to which such person has:

            (i)   sole power to vote or to direct the vote: 861,400 shares (1)

            (ii)  shared power to vote or to direct the vote: 85,500 shares (1)

            (iii) sole power to dispose or to direct the disposition of: 861,400 shares (1)

            (iv)  shared power to dispose or to direct the disposition of:
                  85,500 shares (1)

        ----------------------
        (1) Represents (i) 738,160 shares of the Company's Common Stock, $5 par value per share, or 5.5% of the outstanding shares of the Company's Common Stock, which are convertible into 738,160 shares of the Company's Class A Common Stock, and (ii) 208,740 shares of the Company's Class A Common Stock. Of these shares, (i) 392,200 shares of Common Stock and 9,500 shares of Class A Common Stock are held in certain Owlett family trusts, and Mr. Owlett shares voting and dispositive power with Citizens & Northern Bank with respect to 47,500 of such shares of Common Stock and 9,500 of such shares of Class A Common Stock; and (ii) 20,660 shares of Common Stock and 7,840 shares of Class A Common Stock are held by Mr. Owlett's wife, and Mr. Owlett disclaims beneficial ownership of the shares held by his wife. This total also includes 102,250 shares of Common Stock and 77,150 shares of Class A Common Stock held in certain trusts for which Mr. Owlett serves as trustee; Mr. Owlett disclaims beneficial ownership of the shares held in these trusts. On each matter submitted to the Company's shareholders for a vote, holders of the Company's Common Stock are entitled to ten votes per share, and holders of the Company's Class A Common Stock are entitled to one vote per share. Therefore, based upon total shares outstanding of 13,520,261 shares of Common Stock and 9,837,963 shares of Class A Common Stock, which information has been supplied by the Company, and assuming no conversions of shares of Common Stock into Class A Common Stock, Mr. Owlett is entitled to cast 5.2% of the total votes that could be cast on a matter submitted to the Company's shareholders for a vote.

                                 SCHEDULE 13G

CUSIP No. 693419202                                     PAGE  5  OF  6  Pages
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Item 5. Ownership of Five Percent or Less of a Class:

             Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

            No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Common Stock beneficially owned by Mr. Owlett, except that the right to receive dividends with respect to (i) the shares held by the Owlett family trusts described above, (ii) the shares held by certain other trusts of which Mr. Owlett serves as trustee described above and (iii) shares held by Mr. Owlett's wife, are held by such respective persons. Also, Mr. Owlett's wife has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by her. None of these trusts or Mr. Owlett's wife, however, beneficially own more than 5% of the Company's Class A Common Stock or Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:

            Not applicable.

Item 8.  Identification and Classification of Members of the Group:

            Not applicable.

Item 9.  Notice of Dissolution of a Group:

            Not applicable.

Item 10. Certification:

            Not applicable.

                                 SCHEDULE 13G

CUSIP No. 693419202                                     PAGE  6  OF  6  Pages
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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   February 12, 1999                        /s/ Edward H. Owlett
     ------------------------                    -------------------------------
                                                 Edward H. Owlett